[Letterhead of Sullivan & Cromwell LLP]

June 23, 2010

Mr.	John M. Ganley,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear Mr. Ganley:

On behalf of our client, OFS Capital, LLC (the “Company” or “OFS Capital”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 (the “Form N-2”) and the Company’s responses to your letter, dated May 28, 2010 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form N-2. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 1.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe the Company’s prior filing is materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the

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Staff’s understanding of information available to it, which may be less than the information available to us. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company represents that:

•	It will not assert the Staff’s review of the Form N-2 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Prospectus Summary (page 1)

1.	The Prospectus Summary contains descriptions of a number of affiliates and service providers to the Fund, including OFS Capital Corporation, OFSAM, OFS Advisor, OFS Services, and OFS Funding. Other affiliates of the Fund are described elsewhere in the registration statement, including OFSC. Please provide one or more diagrams showing the relationship between the Fund and the affiliated entities.

In response to this comment, the Company has included a diagram showing the relationship between the Fund and the affiliated entities referenced and service providers on page 3 of Amendment No. 1.

Prospectus Summary—About OFS and Our Advisor (page 2)

2.	The second to the last sentence of the fourth paragraph of this section (located on page 3) states, in part, that OFS Advisor is not expected to review or approve each borrowing or incurrence of leverage. Please explain to us why the Fund may engage in borrowing or leverage without the approval of the adviser.

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The Company has revised page 4, page 40 and page 74 in response to this comment. The first reference to “OFS Advisor” should have been, and now is, a reference to “our board of directors.”

Prospectus Summary—Conflicts of Interests (page 8)

3.	The last sentence of the third paragraph of this section states that the Fund and OFS Advisor intend to submit to the SEC an exemptive application to permit the Fund greater flexibility to co-invest with other funds managed by OFS Advisor or its affiliates. Please disclose that there are no assurances that the SEC will grant such an application for exemptive relief.

The Company has revised page 10 in response to this comment.

The Offering Summary—Investment Advisory Fees (page 11)

4.	This section describes the advisory fees charged to the Fund. We may have comments on this section after the advisory agreement is filed as part of the registration statement.

The Company acknowledges the Staff’s comment.

The Offering Summary—Available Information (page 13)

5.	Please revise the telephone number for the SEC’s Public Reference Room to 1-202-551-8090.

The Company has revised page 14 in response to this comment.

Fees and Expenses (Page 14)

6.	Since all costs and expenses are borne directly or indirectly by stockholders, please delete the words “borne by us” from the Offering expenses line item. Also, delete the words “paid by us” from the Total stockholder transaction expenses line item. The amounts of the line items in the Fees and Expenses table, including the amount of the sales load, are omitted. We may have additional comments after they are included.

The Company has revised page 15 in response to this comment and acknowledges that the Staff may have additional comments when the omitted information is filled in.

Fees and Expenses—Example (Page 16)

7.	The paragraph following the example states that incentive fee payable under the Investment Advisory Agreement would either not be payable or have an

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insignificant impact on expenses assuming a 5% annual return. It further states that if the Fund achieves sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, its expenses, and returns to its investors after such expenses, would be higher than reflected in the example. Please describe in this paragraph what the Fund’s expenses would be for the time periods shown in the example if the entire amount of the Fund’s returns were derived from capital gains.

The Company has revised page 17 in response to this comment.

Risk Factors—We are dependent upon key personnel of OFS Advisor for our future success and upon their access to the investment professionals and partners of OFS and its affiliates (page 18)

8.	The caption for this section refers to “key personnel of OFS Advisor”. The first sentence of the section states that the Fund will depend on “senior professionals of OFS Advisor”. The third paragraph of the section, however, discloses that OFS Advisor has no employees and that personnel will be provided by an affiliate pursuant to a Staffing Agreement. Please revise any language which suggests that OFS Advisor will use its own employees to advise the Fund. In addition, please provide us with a representation that any individual providing services to the Fund pursuant to the Staffing Agreement will be deemed an employee of OFS Advisor for any purposes under the Investment Company Act of 1940 and the Investment Advisers Act of 1940 (See, e.g., Section 9(a) of the Investment Company Act (barring certain persons from serving as employees of an adviser)).

The Company has included additional disclosure in the “Glossary of Certain Terms” on page 18 to make clear that the senior professionals referred to are under contract to OFS Advisor pursuant to the Staffing Agreement, and the Company has revised the disclosure throughout Amendment No. 1 consistent with its response to this comment. The Company hereby acknowledges that any individual providing services to the Fund pursuant to the Staffing Agreement will be deemed an employee of OFS Advisor for any purposes under the Investment Company Act of 1940 and the Investment Advisors Act of 1940.

Risks Related to Our Investments—OFS Advisor’s liability will be limited under the Investment Advisory Agreement, and we have agreed to indemnify OFS Advisor against certain liabilities, which may lead OFS Advisor to act in a riskier manner on our behalf than it would when acting for its own account. (page 39)

9.	The second sentence of this section states that “OFS Advisor maintains a contractual, as opposed to fiduciary, relationship with us.” Under Section 59

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of the Investment Company Act, Section 36 of the Investment Company Act applies to a business development company to the same extent as if it were a registered closed-end investment company. Section 36 imposes a fiduciary duty upon advisers to investment companies. Inasmuch as OFS Advisor has a fiduciary duty, please delete the sentence referred to above.

The Company has revised page 40 in response to this comment.

Dilution (Page 48)

10.	While the registration statement is incomplete, it makes clear that the public shareholders purchasing in this offering will be subject to some degree of dilution. Thus, it appears that the existing investors will receive some accretion in net asset value per share (“NAV”) as a result of the public offering. Please address this issue in the context of Big Apple Capital Corporation, SEC Staff No-Action Letter (May 6, 1982).

The Company respectfully notes that the scenario addressed in Big Apple Capital Corp., SEC Staff No-Action Letter (May 6, 1982), is distinguishable from the present situation. As noted in Big Apple Capital Corp., the Commission took the position in Investment Company Act Release No. 40-3187 (the “Release”) that Section 23(a)(1) of the 1940 Act prohibits promoters of an investment company from purchasing common stock of their company at one price per share at the company’s organization in contemplation of the investment company’s making a public offering of common stock at an increased price per share, and in Big Apple Capital Corp. the Staff confirmed that that same principle applied to a business development company. In Big Apple Capital Corp., Big Apple, a newly incorporated New York corporation with no assets or only nominal assets, proposed to sell 4,000,000 shares of common stock at $1.00 dollar per share, “substantially in excess of [Big Apple]’s net asset value per share,” while having sold to its promoters 4,250,000 shares of its common stock at $0.05 per share.

In contrast to Big Apple Capital Corp., the existing investors in the Company (namely, the members of OFSAM) have held their interests for a number of years. While as a technical matter it is true that OFSAM will be receiving newly issued shares of common stock in the Company immediately prior to the initial public offering, that is only as a result of the proposed conversion of the existing entity, a limited liability company, into corporate form in order to facilitate a public trading market. In addition, the investors in the Company’s initial public offering are not investing in an entity with no assets or nominal assets, but rather an existing business with substantial net asset value. In this regard, the Company’s situation is more akin to that described in Enervest, Inc., SEC Staff No-Action Letter (January 19, 1981). In Enervest (as well as Dewey Investment Corporation, Corresp. (March 11, 1976) referred to therein), the Staff stated that it would not recommend an enforcement action if a closed-end investment company offered its shares to the public at a price in excess of its net asset value. In Enervest, the

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initial investors had invested over a period of three years. By the time it sought to raise money in a public offering at a price in excess of net asset value, Enervest had a substantial operating history. As noted in Enervest, it is the intent of the Release “to stem attempts to obtain promoters’ profits in situations involving newly formed companies. The Release is not intended to cover companies with substantial operating histories” (emphasis added). As in Enervest, the Company’s current indirect equity holders have invested substantial sums of money at different times and at different share prices.

In light of the foregoing, it is the Company’s view that nothing in Big Apple Capital Corp. or the Release would prohibit the Company from issuing shares of common stock in the initial public offering at a price in excess of the Company’s net asset value.

Financial Condition, Liquidity and Capital Resources (page 64)

11.	The second paragraph of this section states that in the future the Fund may securitize a portion of its investments by contributing a pool of loans to a wholly-owned subsidiary, which would sell interests in the pool of loans. Please explain to us whether the financial statements of the subsidiary would be consolidated with the financial statements of the Fund. In addition, please explain to us whether the securitization of Fund assets would have implications for the Fund. For example, if obligors on the pool of loans held by the subsidiary default on their obligations, could the Fund be liable to holders of interests in the pool of loans?

The Company respectfully advises the Staff that this general statement was intended to describe potential financing structures that the Company may pursue in the future, and that the Company does not currently have any specific proposals of this nature. Whether any such subsidiary’s financial statements will be consolidated with those of the Company, and the impact of any such securitization on the Fund, would depend on the terms and conditions of any such future proposal, which the Company is unable to predict at this time.

Portfolio Companies (page 81)

12.	Please explain to us why the fair values of certain investments are stated as negative values. See, e.g, Airxcel, Inc. Senior Secured Revolving Loan.

The fair values of certain investments are stated as negative values due to unfunded commitments with respect to those investments. In determining the fair value of revolving commitments, any discount with respect to that investment must be subtracted from the entire commitment (both funded and unfunded portions). When the discount is large enough relative to the unfunded portion of the commitment, or when the entire facility is unfunded, this can result in a negative fair value. By way of example, if an investment consists of a $5 million commitment, of which $4 million is unfunded, and

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the Company’s fair value methodology indicates that the investment has a fair value equal to 75% of the total commitment, the fair value of that investment would be negative $0.25 million (or $1 million x 75% – (1-0.75) x $4 million). Another example: if an investment consists of a $5 million commitment, all of which is unfunded, and the Company’s fair value methodology indicates that the investment has a fair value equal to 95% of the total commitment, the fair value of that investment would be negative $0.25 million (or $0 – (1-0.95) x $5 million).

Management (page 88)

13.	Please provide the disclosure required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2.

The Company has revised pages 94 though 96 in response to this comment. The Company expects that its board of directors will select a lead independent director and provide the requested information about each director’s other directorships within the last five years after it has identified all of the independent directors to serve on the board.

Underwriting (page 128)

14.	Prior to requesting acceleration of effectiveness of this registration statement, please provide us with a representation that FINRA has reviewed and cleared the amounts of underwriter compensation as consistent with the applicable FINRA Rules.

The Company acknowledges the Staff’s comment and will provide the required representation following the completion by FINRA of its review.

Signatures (Page C-5)

15.	We note that the filing has been signed only by two interested directors. The filing indicates that it is intended that the board also will have three disinterested directors. Please ensure that after they are selected, the disinterested directors sign future filings. See Section 6 of the Securities Act of 1933 (requiring registration statements to be signed by a majority of directors).

The Company acknowledges the Staff’s comment and will ensure that, after they are selected and become board members, the disinterested directors will sign future filings.

General Comments

16.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

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The Company acknowledges the Staff’s comment.

17.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

18.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

As noted in Amendment No. 1 at page 109 (and in the initial filing of the Registration Statement at pages 9 and 102), the Company, OFS Adviser and existing affiliated funds of the Company intend to submit an exemptive application to the Commission to permit transactions that would otherwise be prohibited by Rule 17d-1, including co-investments between the Company and affiliated funds of the Company to the extent the Company’s board of directors determines that it would be advantageous for it to make such co-investments. In addition, as noted in Amendment No. 1 at page 75, the Company expects to submit an exemptive application to permit the Company to exclude the debt of its SBIC subsidiary guaranteed by the SBA from the 200% asset coverage ratio under the 1940 Act.

19.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

20.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

Securities and Exchange Commission

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown
Patrick S. Brown

cc:	Glenn R. Pittson
(OFS Capital, LLC)

Jonathan H. Talcott
(Nelson Mullins Riley & Scarborough LLP)